UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                FEBRUARY 5, 2008


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

FINAL RESULTS

FINANCIAL STATEMENT FOR 2007

Novo Nordisk increased net profit by 32% in 2007 Underlying operating profit increased by close to 25% primarily driven by a 13% sales growth in local currencies

* Sales in local currencies increased by 13% in 2007 and by 8% in Danish kroner.

     o    Sales of modern insulins increased by 35% (29% in Danish kroner).

     o    Sales of NovoSeven[R] increased by 10% (4% in Danish kroner).

     o    Sales of Norditropin[R] increased by 11% (6% in Danish kroner).

     o    Sales in North America increased by 22% (12% in Danish kroner).

     o Sales in International Operations increased by 18% (12% in Danish kroner).

* Gross margin increased to 76.6% in 2007, up from 75.3% in 2006, primarily reflecting continued productivity improvements.

* Reported operating profit of DKK 8,942 million (2% lower than in 2006) was impacted by the non-recurring costs of DKK 1.3 billion related to the discontinuation of the inhaled insulin project AERx[R]. Adjusted for these non-recurring costs and the impact from currencies, underlying operating profit increased by close to 25%.

* Net profit increased by 32% to DKK 8,522 million. Adjusted for both the non-recurring income from the divestment of Dako's business activities and the non-recurring costs related to the discontinuation of AERx[R], net profit increased by 25%. Earnings per share (diluted) increased by 34% to DKK 13.39.

* At the Annual General Meeting on 12 March 2008, the Board of Directors will propose a 29% increase in dividend to DKK 4.50 per share of DKK 1. The ongoing share repurchase programme has been increased to DKK 16.5 billion and is now expected to be finalised before the end of 2009.

* For 2008, reported operating profit is expected to grow by at least 25%. Adjusted for currency impact and the non-recurring costs related to the discontinuation of AERx[R], the expectation for underlying operating profit growth is at least 20%.

Lars Rebien Sorensen, president and CEO, said: "We are very pleased with the 2007 results. They are driven by robust sales growth in all major markets of our portfolio of modern insulins and strong gross margin improvement. This makes us confident that we will also be able to deliver solid underlying growth in 2008."

Contents


                                                                            Page
Consolidated financial statement 2007                                          3
Long-term financial targets                                                    4
Sales development by segments                                                  5
Sales development by regions                                                   5
Diabetes care                                                                  5
Biopharmaceuticals                                                             6
Costs, licence fees and other operating income                                 7
Net financials and tax                                                         8
Capital expenditure and free cash flow                                         8
Outlook 2008                                                                   9
Research and development update                                                9
Equity                                                                        12
Corporate governance                                                          13
Sustainability issues update                                                  15
Legal issues update                                                           15
Financial calendar                                                            16
Conference call details                                                       16
Forward-looking statement                                                     17
Contacts for further information                                              18

APPENDICES:
Appendices 1-2:  Quarterly numbers in DKK and EUR                             19
Appendices 3-4:  Income statement and balance sheet                           21
Appendix 5:      Cash flow statement                                          23
Appendix 6:      Statement of changes in equity                               24

Consolidated financial statement 2007

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in this report are in all materiality consistent with those used in the Annual Report 2006.

                                                                                                                          % CHANGE
                                                                                                                           2007 VS
PROFIT AND LOSS                                    2007           2006           2005           2004           2003           2006
(Amounts below in DKK million)

SALES                                            41,831         38,743         33,760         29,031         26,158              8%

GROSS PROFIT                                     32,038         29,158         24,583         20,981         18,749             10%
Gross margin                                       76.6%          75.3%          72.8%          72.3%          71.7%

Sales and distribution costs                     12,371         11,608          9,691          8,280          7,451              7%

Percent of sales                                   29.6%          30.0%          28.7%          28.5%          28.5%

Research and development costs                    8,538          6,316          5,085          4,352          4,055             35%

-hereof costs related to                         (1,325)             -              -              -              -
discontinuation of AERx[R]
Percent of sales                                   20.4%          16.3%          15.1%          15.0%          15.5%
Percent of sales (excl AERx[R])1)                  17.2%              -             -              -              -

Administrative expenses                           2,508          2,387          2,122          1,944          1,857              5%
Percent of sales                                    6.0%                          6.2%           6.3%           6.7%           7.1%

Licence fees and other operating income             321            272            403            575          1,036             18%

OPERATING PROFIT                                  8,942          9,119          8,088          6,980          6,422             (2%)
Operating margin                                   21.4%          23.5%          24.0%          24.0%          24.6%

OPERATING PROFIT (excl AERx[R])1)                10,267              -              -              -              -             13%
Operating margin (excl AERx[R])1)                  24.5%             -              -              -              -

Net financials                                    2,029             45            146            477            954              -

PROFIT BEFORE INCOME TAXES                       10,971          9,164          8,234          7,457          7,376             20%

Income taxes                                      2,449          2,712          2,370          2,444          2,543            (10%)
Income tax rate                                    22.3%          29.6%          28.8%          32.8%          34.5%

NET PROFIT                                        8,522          6,452          5,864          5,013          4,833             32%
Net profit margin                                  20.4%          16.7%          17.4%          17.3%          18.5%

1) Excluding costs related to the discontinuation of AERx[R].

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in this report are in all materiality consistent with those used in the Annual Report 2006.

OTHER KEY NUMBERS

(Amounts below in DKK million except earnings per share, dividend per share and number of employees)

                                                                                                                     % CHANGE 2007
                                                   2007           2006           2005           2004           2003        VS 2006

Depreciation, amortisation, etc                   3,007          2,142          1,930          1,892          1,581             40%
Depreciation, amortisation, etc (excl AERx[R])1)  2,137              -              -              -              -
Capital expenditure                               2,268          2,787          3,665          2,999          2,273            (19%)

Free cash flow                                    9,012          4,707          4,833          4,278          3,846             91%

Equity                                           32,182         30,122         27,634         26,504         24,776              7%
Total assets                                     47,731         44,692         41,960         37,433         34,564              7%
Equity ratio                                       67.4%          67.4%          65.9%          70.8%          71.7%

Diluted earnings per share (in DKK)               13.39          10.00           8.92           7.42           7.08             34%
Dividend per share (in DKK)2)                      4.50           3.50           3.00           2.40           2.20             29%

Payout ratio3)                                     32.8%          34.4%          33.2%          31.8%          30.8%
Payout ratio (adjusted)4)                          34.9%             -              -              -              -

Average number of full-time employees            24,344         22,590         21,146         19,520         18,381              8%

1) Excluding costs related to the discontinuation of AERx[R].
2) Proposed dividend for the financial year 2007.
3) Total dividends for the year as a percentage of net profit.
4) Total dividends for the year as a percentage of net profit adjusted for impact of Dako and AERx[R] discontinuation.

LONG-TERM FINANCIAL TARGETS

                                                                                                                         Long-term
                                                   2007           2006           2005           2004           2003   target ratio
PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS
Operating profit growth                            (1.9%)         12.7%          15.9%           8.7%           8.4%            15%
Operating profit growth (excl AERx[R])1)           12.6%             -              -              -              -

Operating margin                                   21.4%          23.5%          24.0%          24.0%          24.6%            25%
Operating margin (excl AERx[R])1)                  24.5%             -              -              -              -

Return on invested capital                         27.2%          25.8%          24.7%          21.5%          20.4%            30%

Cash to earnings                                  105.7%          73.0%          82.4%          85.3%          79.6%           70%2)
Cash to earnings (excl AERx[R])3)                  94.2%             -              -              -              -


1) Excluding costs related to the discontinuation of AERx[R].
2) Long-term target ratio measured as three years' average.
3) Earnings adjusted for net profit impact of AERx[R] discontinuation.

SALES DEVELOPMENT BY SEGMENTS

Sales increased by 13% measured in local currencies and by 8% in Danish kroner. While growth was realised within both diabetes care and biopharmaceuticals, the primary growth contribution originated from modern insulins. The reported sales growth realised in 2007 was in line with the previously communicated guidance of '6-9%' reported sales growth.

                                                                                                                          SHARE OF
                                                                                SALES                        GROWTH         GROWTH
                                                                                 2007         GROWTH       IN LOCAL       IN LOCAL
                                                                          DKK MILLION    AS REPORTED     CURRENCIES     CURRENCIES

THE DIABETES CARE SEGMENT
Modern insulins                                                                14,008             29%            35%            76%
Human insulins                                                                 12,572             (7%)           (3%)           (8%)
Insulin-related sales                                                           1,749              9%            13%             4%
Oral antidiabetic products                                                      2,149              8%            14%             6%
DIABETES CARE - TOTAL                                                          30,478              9%            14%            78%

THE BIOPHARMACEUTICALS SEGMENT
NovoSeven[R]                                                                    5,865              4%            10%            11%
Growth hormone therapy                                                          3,511              6%            11%             7%
Other products                                                                  1,977              2%             8%             4%
BIOPHARMACEUTICALS - TOTAL                                                     11,353              4%            10%            22%

TOTAL SALES                                                                    41,831              8%            13%           100%


SALES DEVELOPMENT BY REGIONS

In 2007, sales growth was realised in all regions measured in local currencies. The main contributors to growth were North America and International Operations providing 53% and 23%, respectively, of the total sales growth. Europe contributed 21% and Japan & Oceania 3% of the sales growth in 2007 measured in local currencies.


DIABETES CARE

Sales of diabetes care products increased by 14% measured in local currencies and by 9% in Danish kroner to DKK 30,478 million compared to last year.


MODERN INSULINS, HUMAN INSULINS AND INSULIN-RELATED PRODUCTS

Sales of modern insulins, human insulins and insulin-related products increased by 14% measured in local currencies and by 9% in Danish kroner to DKK 28,329 million. All regions contributed to growth measured in local currencies, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader with 53% of the total insulin market and 43% of the modern insulin market, both measured by volume.

Sales of modern insulins increased by 35% in local currencies in 2007 and by 29% in Danish kroner to DKK 14,008 million. All regions realised solid growth rates, with North America and Europe as the primary contributors to growth. Sales of modern insulins contributed 76% of the overall growth in local currencies and now constitute 53% of Novo Nordisk's sales of insulins.


North America

Sales in North America increased by 26% in local currencies in 2007 and by 16% in Danish kroner, reflecting a solid penetration of the modern insulins Levemir[R], NovoLog[R] and NovoLog[R] Mix 70/30. Novo Nordisk continues to consolidate its leadership position in the US insulin market with 42% of the total insulin market and 30% of the modern insulin market, both measured by volume. Currently, more than 35% of Novo Nordisk's modern insulin volume is being sold in FlexPen[R].


Europe

Sales in Europe increased by 7% in local currencies and 7% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. Novo Nordisk holds 57% of the total insulin market and 50% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market.


International Operations

Sales within International Operations increased by 20% in local currencies and by 14% in Danish kroner. The main contributor to growth in 2007 was sales of modern insulins, primarily in Turkey and China. Furthermore, sales of human insulins continue to add to overall growth in the region, driven by China. The key contributor to growth in International Operations continues to be China, accounting for around 50% of the region's sales growth in 2007.


Japan & Oceania

Sales in Japan & Oceania increased by 4% in local currencies and decreased by 4% measured in Danish kroner. The sales development reflects sales growth for the modern insulins NovoRapid[R] and NovoRapid Mix[R] 30. In December 2007, Novo Nordisk launched Levemir[R] in Japan and is now also in Japan the only company with a full portfolio of modern insulins. Modern insulins are increasingly being sold in the leading prefilled delivery device, FlexPen[R]. Novo Nordisk holds 73% of the total insulin market in Japan and 63% of the modern insulin market, both measured by volume.

ORAL ANTIDIABETIC PRODUCTS (NOVONORM[R]/PRANDIN[R])

Sales of oral antidiabetic products increased by 14% in local currencies and by 8% in Danish kroner to DKK 2,149 million compared to 2006. This primarily reflects increased sales in International Operations and North America, mainly due to an increased market share in China and a higher average sales price in the US market.


BIOPHARMACEUTICALS

Sales of biopharmaceutical products increased by 10% measured in local currencies and by 4% measured in Danish kroner to DKK 11,353 million compared to last year.


NOVOSEVEN[R]

Sales of NovoSeven[R] increased by 10% in local currencies and by 4% in Danish kroner to DKK 5,865 million compared to last year. Sales growth for NovoSeven[R] was primarily realised in North America. The sales growth for NovoSeven[R] during 2007 primarily reflected increased sales within the congenital bleeding disorder segments, where Novo Nordisk is the global leader. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.


GROWTH HORMONE THERAPY (NORDITROPIN[R])

Sales of Norditropin[R] (ie growth hormone in a liquid, ready-to-use formulation) increased by 11% measured in local currencies and by 6% measured in Danish kroner to DKK 3,511 million. All regions, and especially North America and Europe, contributed to growth measured in local currencies. Novo Nordisk continues to gain market share in the growth hormone market and is the second-largest company in this market with 23% market share measured in volume.


OTHER PRODUCTS

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 8% in local currencies and by 2% in Danish kroner to DKK 1,977 million. This development primarily reflects continued sales progress in the US market for Vagifem[R], Novo Nordisk's topical oestrogen product. Novo Nordisk continues to be the second-largest participant within the global HRT market.


COSTS, LICENCE FEES AND OTHER OPERATING INCOME

The cost of goods sold was DKK 9,793 million in 2007 representing a gross margin of 76.6% compared to 75.3% in 2006. This improvement reflects improved production efficiency, a lower level of write-downs and impairment in 2007 compared to 2006 and higher average prices in the US. The gross margin was negatively impacted by around 0.8 percentage points due to currency developments, primarily the lower value of US dollars and Japanese yen versus Danish kroner compared to last year.

Total non-production-related costs increased by 15% to DKK 23,417 million. The increase primarily reflects costs related to research and development as well as sales and distribution. Research and development costs increased more than sales, primarily reflecting the non-recurring costs related to the discontinuation of AERx[R] of DKK 1,325 million, of which DKK 870 million relates to write-down and impairment of tangible and intangible assets, DKK 326 million relates to the discontinuation of clinical trials and, finally, DKK 129 million relates to other exit costs such as leasing and investment commitments. Sales and distribution costs increased slightly more than sales, primarily reflecting the increase in the US diabetes care sales force.

In 2007, Novo Nordisk expensed costs in relation to share-based long-term incentive programmes for senior management and other senior employees (around 525 participants in total) amounting to DKK 130 million. The comparable expense for 2006 was DKK 113 million (around 425 participants in total).

Licence fees and other operating income were DKK 321 million in 2007, positively impacted by an income in the first quarter of 2007 related to the out-licensing of an oral antidiabetic compound.

As a consequence of the non-recurring costs related to the discontinuation of AERx[R], operating profit in 2007 decreased by 2% to DKK 8,942 million compared to 2006 and is thereby significantly below the previously communicated expectations of growth in operating profit of 'close to 10% as reported'. Adjusted for the non-recurring costs related to the discontinuation of AERx[R], operating profit growth was 13%.


NET FINANCIALS AND TAX

Net financials showed a net income of DKK 2,029 million in 2007 compared to a net income of DKK 45 million in 2006.

Included in net financials is the result from associated companies with an income of DKK 1,233 million, primarily related to the non-recurring tax-exempt income of approximately DKK 1.5 billion from Novo Nordisk's divestment of the ownership of Dako's business activities as well as Novo Nordisk's share of losses in ZymoGenetics, Inc of approximately DKK 0.3 billion. In 2006, the result from associated companies was an expense of DKK 260 million.

The foreign exchange result was an income of DKK 910 million compared to an income of DKK 141 million in 2006. This development reflects gains on foreign exchange hedging activities due to the lower value of especially US dollars and Japanese yen versus Danish kroner in 2007 compared to the exchange rate level prevailing in 2006. Foreign exchange hedging gains of DKK 691 million have been deferred for future income recognition, primarily in 2008.

The realised results for net financials in 2007 were slightly higher than the previously communicated expectation of a total net financial income of around 'DKK 1,950 million'.

The effective tax rate for 2007 was 22.3%, a decrease from 29.6% in 2006. The significantly lower effective tax rate for 2007 primarily reflects a non-recurring reduction of around 3 percentage points from Novo Nordisk's divestment of the ownership of Dako's business activities as well as a non-recurring effect of close to 2 percentage points from the re-evaluation of the company's deferred tax liabilities as a consequence of the reduction in the Danish corporation tax rate to 25%, introduced in 2007.

The realised effective tax rate for 2007 was in line with the previously communicated expectation of a tax rate of 'around 22%' for the full year of 2007.


CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment for 2007 was realised at DKK 2.3 billion compared to DKK 2.8 billion for 2006. The main investment projects in 2007 were capacity for AERx[R] insulin strip manufacturing, expansion of FlexPen[R] assembly capacity as well as expansion of the purification and filling capacity for insulin products. The realised capital expenditure was slightly lower than the previously communicated expectation of 'around DKK 2.5 billion'.

Free cash flow for 2007 was realised at DKK 9.0 billion compared to DKK 4.7 billion for 2006. Novo Nordisk's financial resources at the end of 2007 were DKK
13.6 billion and higher than the level at the end of 2006. Included in the financial resources are unutilised committed credit facilities of approximately DKK 7.5 billion. The realised cash flow was significantly above the previously communicated expectation of 'around DKK 7.5 billion' and is reflecting a stronger operating performance, improvements in working capital requirements as well as a lower level of investments in the fourth quarter of 2007.


OUTLOOK 2008

Novo Nordisk expects slightly more than 10% growth in SALES measured in local currencies for 2008. This is based on expectations of continued market penetration for Novo Nordisk's key strategic products within diabetes care and biopharmaceuticals as well as expectations of increased competition during 2008. Given the current level of exchange rates versus Danish kroner, the reported sales growth in 2008 is expected to be around 3.5 percentage points lower than the growth rate measured in local currencies.

For 2008, reported OPERATING PROFIT is expected to increase by at least 25% despite the negative currency environment. The guidance for reported operating profit for 2008 includes an estimate of non-recurring costs of DKK 300 million in relation to the discontinuation of AERx[R] to cover severance payments and other costs. Adjusting for the impact from currency and the non-recurring costs in 2007 and 2008 related to the discontinuation of AERx[R], underlying operating profit is expected to grow by at least 20%.

For 2008, Novo Nordisk expects a NET FINANCIAL INCOME of DKK 450 million, reflecting significant foreign exchange hedging gains, primarily related to the US dollar.

The effective TAX RATE for 2008 is expected to be approximately 24%.

CAPITAL EXPENDITURE is expected to be around DKK 2.5 billion in 2008. Expectations for DEPRECIATIONS, AMORTISATION AND IMPAIRMENT LOSSES are around DKK 2.5 billion, and FREE CASH FLOW is expected to be around DKK 7.5 billion.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2008. All other things being equal, movements in key invoicing currencies will impact Novo Nordisk's operating profit as illustrated below:

 INVOICING CURRENCY    ANNUAL IMPACT ON NOVO NORDISK'S OPERATING
                          PROFIT OF A 5% MOVEMENT IN CURRENCY
        USD                         DKK 470 million
        JPY                         DKK 140 million
        GBP                          DKK 85 million
    USD-related                     DKK 100 million

Note: For 2008 onwards the currency sensitivity for 'USD-related' currencies has been focused to solely reflect the impact from CNY and CAD.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 17, 15 and 10 months, respectively. The financial impact from foreign exchange hedging is included in 'Net financials'.


RESEARCH AND DEVELOPMENT UPDATE

DIABETES CARE

Novo Nordisk has finalised the two planned phase 3 studies in Japan assessing the effect of the once-daily human GLP-1 analogue, liraglutide, for the treatment of type 2 diabetes in monotherapy and in combination with sulfonylurea, a widely used oral antidiabetic treatment.

The 24-week monotherapy study included 411 Japanese subjects with type 2 diabetes previously treated with diet and exercise or a single oral antidiabetic medication. After a four-week wash-out period subjects were randomised to either liraglutide or sulfonylurea (glibenclamide) therapy. From an average baseline HbA1c of close to 9%, Hba1c levels decreased by close to 2 percentage points in the liraglutide-treated group. The change in HbA1c was statistically significantly better than that observed for the glibenclamide group. At the end of the study approximately 50% of patients in the liraglutide group were below the American Diabetes Association (ADA) target of HbA1c < 7%. The improvements in HbA1c levels in liraglutide-treated subjects were obtained through lowering of both fasting and postprandial blood glucose levels. At the beginning of the study, average BMI was close to 25 and average body weight was around 65 kg. A body weight difference of approximately 2 kg in favour of liraglutide treatment was observed when compared to treatment with glibenclamide. Treatment with liraglutide was generally well tolerated. Subjects treated with liraglutide experienced a low rate of hypoglycaemic events, and this was statistically significantly lower than the rate observed in subjects treated with glibenclamide. Nausea was reported in less than 10% of the subjects.

The 24-week sulfonylurea add-on study included 267 Japanese subjects with type 2 diabetes where either placebo or two different doses of liraglutide were added to existing sulfonylurea therapy. From an average baseline HbA1c of around 8.5%, a statistically significant improvement in HbA1c was observed following liraglutide treatment. The average HbA1c at the highest dose tested was reduced to below 7.0%, thereby bringing around 70% of the subjects to a target HbA1c level below 7.0%. From an average starting weight of around 65 kg and an average BMI of around 25 there was no weight change from baseline in the liraglutide-treated subjects, in spite of the improvements in glycaemic control. Similarly, there were no subjects reporting major hypoglycaemic events. Subjects randomised to liraglutide treatment experienced the highest completion rate in the study (around 95%). Overall, reporting of side effects occurred at a low level and the most frequently reported side effects in liraglutide-treated subjects were constipation and diarrhoea (in around 10% of subjects). Nausea was reported in less than 5% of the subjects.

Based on the results from the two Japanese phase 3 studies Novo Nordisk expects to file for regulatory approval in Japan before the end of the third quarter of 2008.

In December 2007, and as previously communicated, Novo Nordisk announced clinical results from the last of five phase 3 studies (the LEAD(TM) 3 study) to be used for the regulatory filing in Europe and the US of the once-daily human GLP-1 analogue liraglutide. Patients in the one-year study were randomised to treatment with one of two doses of liraglutide or 8 mg of glimepiride, a widely used oral antidiabetic medication. At both doses tested, liraglutide provided statistically significantly better glucose control than glimepiride. On average, the patients treated with liraglutide experienced a lowering of HbA1c of more than 1 percentage point. Patients treated with liraglutide who had previously only been treated with diet and exercise saw HbA1c drop by more than 1.5 percentage points. The ADA treatment goal of HbA1c < 7% was reached by more than 50% of the patients receiving the highest dose of liraglutide. As has been seen in previous studies where liraglutide has been given as monotherapy, patients receiving liraglutide in this study experienced a very low level of hypoglycaemia, contrasting with the glimepiride-treated group where hypoglycaemia occurred in a larger number of patients. Furthermore, a statistically significant improvement in systolic blood pressure and a reduction of body weight of between 3 and 4 kg were seen in patients treated with liraglutide when compared to patients treated with glimepiride. Novo Nordisk expects to file for regulatory approval of liraglutide for the treatment of type 2 diabetes in Europe and the US before the end of the second quarter of 2008.

In November 2007 and as previously communicated, Novo Nordisk announced clinical results of a phase 2 study comparing liraglutide with orlistat, a lipase inhibitor, for treatment of obesity in people who do not have diabetes. The study demonstrated that liraglutide given once daily over 20 weeks at the highest dose led to a weight loss of just above 7 kg in comparison to a weight loss of just below 3 kg in the placebo group and a weight loss of just above 4 kg in the orlistat-treated group. All doses of liraglutide reduced body weight. More than 75% of the people treated with the highest dose experienced a weight loss larger than 5%, and more than 25% experienced a weight loss larger than 10% relative to their body weight at randomisation. Finally, the study revealed a beneficial effect on systolic blood pressure after treatment with liraglutide. Approximately 30% of the 564 participants in the study showed signs of prediabetes at randomisation. Following 20 weeks of treatment with any dose of liraglutide, between 80% and 90% of these participants no longer showed any sign of prediabetes, as opposed to around 40% in the placebo- and orlistat-treated groups. Liraglutide was generally well tolerated. Novo Nordisk expects to initiate a phase 3 obesity programme with liraglutide before the end of 2008.

For two of the expected next-generation modern insulin candidates, Novo Nordisk has initiated clinical phase 2 studies. The studies involve NN1250, a neutral, soluble, long-acting modern insulin with a flat and predictable profile providing more than 24-hour coverage by once-daily injection, and NN5401, a neutral, soluble, modern insulin fixed combination with improved properties. Novo Nordisk expects to finalise both these phase 2 studies in the first quarter of 2009.

In December 2007, Novo Nordisk submitted NovoMix[R] 70 for regulatory approval in Japan. NovoMix[R] 70 is intended to expand the treatment options for the approximately 50% of the Japanese patients who are currently on a premixed treatment regimen.

Finally, and as communicated on 14 January 2008, Novo Nordisk has decided to refocus its activities within inhaled insulin and to discontinue clinical development of AERx[R] inhaled insulin (AERx[R] iDMS). The decision was based on a detailed analysis of the future prospects for inhaled insulin and a review of the medical and commercial potential of the AERx[R] inhaled insulin system. The decision to discontinue the development of AERx[R] was not due to safety concerns. Novo Nordisk intends to increase research and development activities targeted at inhalation systems for long-acting analogues of insulin and GLP-1. The activities will take place at two centres of excellence in Hayward, California, and Hillerod, Denmark.


BIOPHARMACEUTICALS

Novo Nordisk has finalised the phase 2 safety study for the use of NovoSeven[R] in cardiac surgery. A total of 172 cardiac surgery patients were included in the study. Preliminary results from the study confirm the safety profile known from the cardiac surgery setting and from previous studies of NovoSeven[R] outside of haemophilia with inhibitors. While the primary endpoint of this trial was safety, the trial also demonstrated the biologic haemostatic effect of NovoSeven[R]. Novo Nordisk expects to communicate next steps for NovoSeven[R] in cardiac surgery during the first half of 2008, following consultations with regulatory authorities and external experts.

A subcutaneously administered formulation of rFVIIa has entered phase 1 clinical development. The possibility of administering rFVIIa by means of subcutaneous injection is expected to significantly improve convenience for haemophilia patients with inhibitors.

The heat-stable version of NovoSeven[R] was submitted in December 2007 for regulatory approval in Japan. Regulatory submissions of the heat-stable version of NovoSeven[R] in Europe and the US took place in mid-2007.

Driven by a higher aspiration level within the haemophilia portfolio of Novo Nordisk, the company is now actively pursuing the development of new molecules for the treatment of haemophilia with and without inhibitors. The portfolio includes clotting factors targeting different parts of the coagulation pathway and aim at on-demand as well as prophylactic therapy. Among the preclinical projects, the most advanced of these are expected to enter clinical development within the next couple of years.

The R&D strategy for the emerging biopharmaceuticals area has been updated. Based on an evaluation of the general competence level required, the level of investments needed and the likelihood of success, Novo Nordisk has decided to increase and focus activities on inflammatory diseases. As a consequence, research and development activities within oncology will be terminated and resources applied to the growing inflammation portfolio. Existing oncology projects, including the IL-21 programme and the anti-KIR project, are expected to be out-licensed. The ongoing development activities for these two projects will continue while discussions with potential new partners are taking place. The first two compounds targeting inflammatory diseases are expected to enter clinical development in 2008.

As a strategic life-cycle management initiative supporting the growth hormone franchise, Novo Nordisk has initiated a phase 1 study with a longer-acting human growth hormone. Based on Novo Nordisk's PEGylation technology, the compound is designed for once-weekly treatment with expected administration in a convenient injection device.

In December 2007, Novo Nordisk filed Vagifem[R] low dose (10 micrograms oestradiol) for marketing approval with the FDA.

EQUITY

Total equity was DKK 32,182 million at the end of 2007, equal to 67.4% of total assets, compared to 67.4% at the end of 2006. Please refer to appendix 6 for further elaboration of changes in equity during 2007.

PROPOSED DIVIDEND AND SHARE REPURCHASE PROGRAMME

At the Annual General Meeting on 12 March 2008, the Board of Directors will propose a 29% increase in dividend to DKK 4.50 per share of DKK 1, corresponding to a pay-out ratio of 34.9%, when adjusted for the non-recurring costs related to the discontinuation of AERx[R] and the non-recurring income from the divestment of Dako's business activities, compared to 34.4% for the financial year 2006. No dividend will be paid on the company's holding of treasury B shares.

During 2007, Novo Nordisk repurchased 15,537,012 B shares at an average price of DKK 311 per share, equal to a cash value of DKK 4.8 billion. During 2006, Novo Nordisk repurchased B shares equal to a cash value of DKK 3 billion. The Board of Directors has approved an increase by DKK 6.5 billion in the ongoing DKK 10 billion share repurchase programme, bringing the total value of the share repurchase programme to DKK 16.5 billion. The programme is now expected to be finalised before the end of 2009 as compared to the previously communicated completion time 'before the end of 2008'.

Novo Nordisk will initiate its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003 (Safe Harbour Regulation). For that purpose Novo Nordisk has appointed J.
P. Morgan Securities Ltd. as lead manager to independently and without influence from Novo Nordisk execute the first part of its share repurchase programme. The purpose of the programme is reduction of the company's share capital. Under the agreement, J. P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2 billion during the trading period starting today and ending on 6 August 2008. A maximum of 172,967 shares can be bought during one single trading day, equal to 15% of the average daily trading volume of Novo Nordisk B shares on the OMX Nordic Exchange Copenhagen during the month of December 2007, and a maximum of 22,312,788 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

HOLDING OF TREASURY SHARES AND REDUCTION OF SHARE CAPITAL

As per 30 January 2008, Novo Nordisk A/S and its wholly-owned affiliates owned 25,815,130 of its own B shares, corresponding to 4% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors will at the Annual General Meeting in 2008 also propose a reduction in the B share capital from DKK 539,472,800 to DKK 526,512,800 by cancelling 12,960,000 B shares of DKK 1 from the Company's own holdings of B shares at a nominal value of DKK 12,960,000, equal to 2% of the total share capital. After implementation of the share capital reduction, the Company's share capital will amount to DKK 634,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 526,512,800.


CORPORATE GOVERNANCE

ELECTION OF NEW MEMBER OF THE BOARD OF DIRECTORS

At the Annual General Meeting on 12 March 2008, the Board of Directors will propose that Pamela J Kirby is elected to the Board. Dr Kirby, a British national, is chairman of the Board of Scynexis Inc, US, and is also a board member of Smith & Nephew plc, UK, among other board positions. Dr Kirby has extensive executive experience from the international pharmaceutical and biotech industry and holds a PhD in clinical pharmacology from the University of London, UK.

REMUNERATION POLICY

Novo Nordisk's existing remuneration policy aims to attract, retain and motivate members of the Board of Directors and Executive Management of Novo Nordisk. Remuneration levels are designed to be competitive and to align the interest of the executives with those of the shareholders. In light of recent changes in Danish legislation, Novo Nordisk will present for approval at the Annual General Meeting in 2008 its guidelines for incentive-based remuneration for the Board of Directors and Executive Management of Novo Nordisk.

LONG-TERM SHARE-BASED INCENTIVE PROGRAMME FOR SENIOR MANAGEMENT

As from 2004, members of Novo Nordisk's Executive Management (currently five) and the other members of the Senior Management Board (currently 22) have participated in a performance-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For members of Executive Management and the other members of the Senior Management Board the joint pool operates with a yearly maximum allocation per participant equal to eight months' fixed base salary plus pension contribution. Once the joint pool has been approved by the Board of Directors the total cash amount is converted into Novo Nordisk A/S B shares at market price. The shares in the joint pool are locked up for a three-year period before they potentially may be transferred to the participants.

For 2004, 252,688 shares were allocated to the joint pool and the market value of the scheme was expensed in 2004. The number of shares in the 2004 joint pool has not been reduced as the financial performance in the subsequent years (2005-2007) reached specified threshold levels. Accordingly, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 22 current and former members of senior management immediately after the announcement of the full-year 2007 financial results on 31 January 2008.

For 2007 and based on an assessment of the economic value generated in 2007, as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 30 January 2008 approved the establishment of a joint pool for the financial year of 2007 by allocating a total of 166,445 Novo Nordisk B shares, corresponding to a cash value of DKK 43 million. This allocation amounts to 6.5 months of fixed base salary on average per participant. This amount was expensed in 2007.

As the long-term share-based incentive programme is evaluated by the Board of Directors to have worked successfully in 2007, it is planned to continue in 2008 with an unchanged structure. Novo Nordisk has, however, decided to make this decision subject to the formal approval by the Annual General Meeting in March 2008 of the guidelines for incentive-based remuneration for the Board of Directors and Executive Management of Novo Nordisk.

LONG-TERM SHARE-BASED INCENTIVE PROGRAMME FOR VICE PRESIDENTS

As from 2007, around 500 key employees below top level management also participate in a share-based programme with similar performance criteria as the programme for the members of Executive Management and the other members of the Senior Management Board. The share-based incentive programme for key employees will, as is the case for the programme for Executive Management and the other members of the Senior Management Board, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The pool will operate with a maximum contribution per participant equal to four months' fixed base salary. The shares in the pool are also locked up for a three-year period before they potentially may be transferred to the participants.

Based on an assessment of the economic value generated in 2007 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 30 January 2008 approved the establishment of a pool for 2007 by allocating a total of 527,665 Novo Nordisk B shares, corresponding to a cash value of DKK 135 million. This allocation amounts to 3.25 months of fixed base salary on average per participant. This amount will be amortised over four years.


COMPLIANCE WITH SARBANES-OXLEY REQUIREMENTS

In 2007, Novo Nordisk was, as was also the case in 2006, compliant with the US Sarbanes-Oxley Act section 404 that requires detailed documentation of how financial reporting processes, systems and controls are designed and operating. Management's conclusion and the external auditor's certification of the 2007 compliance are included in the Form 20-F, which Novo Nordisk as a listed company on the New York Stock Exchange is required to prepare. The Form 20-F is expected to be filed mid-February 2008.

SUSTAINABILITY ISSUES UPDATE

EXTENSION OF FUNDING TO THE WORLD DIABETES FOUNDATION

The World Diabetes
Foundation (WDF) is dedicated to supporting the prevention and treatment of diabetes in the developing world through the funding of sustainable projects. At its core lies the promise of equal access to diabetes care. The WDF was established by Novo Nordisk A/S in 2002 through a commitment to donate an amount not exceeding DKK 65 million per year until 2010. The WDF is an independent trust and is governed by a board of six experts in the field of diabetes, access to health and development assistance. Since 2002, the WDF has successfully funded 138 projects in more than 70 developing countries, and it is estimated that these projects will potentially influence the diabetes treatment of 55 million people directly.

The Board of Directors of Novo Nordisk wishes to secure that the WDF is able to continue its activities after expiry in 2010 of the original donation period, and will propose that the Annual General Meeting approves a donation by Novo Nordisk to the WDF of an amount up to a total of DKK 575 million to be granted as individual annual contributions over a period of 10 years as from the financial year 2008 through to the financial year 2017.


IMPLEMENTATION OF THE UN RESOLUTION ON DIABETES

On the first UN-observed World Diabetes Day, 14 November 2007, Novo Nordisk organised events to mark the day across the world. Around 250,000 people in 50 countries took part. The company's global advocacy effort to promote awareness of and action on diabetes is a response to the UN Resolution on diabetes, adopted in December 2006, in recognition of diabetes as a major global health challenge and in respect of the human right to proper care. Novo Nordisk continues to take an active leadership role in its implementation via its National Changing Diabetes[R] programmes, which offer awareness, education and guidelines on prevention, treatment and care of diabetes.


CHANGING DIABETES[R] BAROMETER

The Changing Diabetes[R] Barometer, launched in November 2007, will measure and share the worldwide progress in the fight against diabetes on an annual basis. The Barometer is a tool that will provide healthcare professionals, patient organisations, politicians, institutions and news media with valuable information on how to improve the quality of diabetes care, bring down diabetes-related complications, extend patients' life expectancy and reduce costs. An annual report will include key findings from the Barometer. The first report covers 21 countries and highlights that significant savings, potentially as much as a 20% reduction of lifelong healthcare costs, can be achieved if people with diabetes are diagnosed earlier and before any complications arise.


LEGAL ISSUES UPDATE

US HORMONE THERAPY LITIGATION

As of 30 January 2008, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 45 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella[R] and Vagifem[R]) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Further, 27 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they also have used a Novo Nordisk hormone therapy product. Novo Nordisk does not have any court trials scheduled for 2008 and does not presently expect to have a trial before late 2008. Novo Nordisk does not expect the pending claims to impact Novo Nordisk's financial outlook.

Additional information on contingent liabilities is available in the financial notes in the Annual Report 2007, which is expected to be available on Novo Nordisk's website on 4 February 2008.


FINANCIAL CALENDAR

4 February 2008       - PDF version of the Annual Report available on
                        novonordisk.com, online Annual Report launched
15 February 2008      - Printed version of the Annual Report
12 March 2008         - Annual General Meeting
13 March 2008         - Shareholders' meeting (in Danish only)
30 April 2008         - Financial statement for the first quarter of 2008
7 August 2008         - Financial statement for the first half of 2008
30 October 2008       - Financial statement for the first nine months of 2008
29 January 2009       - Financial statement for 2008


CONFERENCE CALL DETAILS

At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'. Presentation material for the conference call will be made available approximately one hour before on the same page.


FORWARD-LOOKING STATEMENT

Novo Nordisk's reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company's Annual Report 2007 and Form 20-F both expected to be filed with the SEC in February 2008, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements.

Words such as 'believe', 'expect', 'may', 'will', 'plan', 'strategy', 'prospect', 'foresee', 'estimate', 'project', 'anticipate', 'can', 'intend' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to (i) statements of plans, objectives or goals for future operations, including those related to Novo Nordisk's products, product research, product introductions and product approvals as well as cooperations in relation thereto, (ii) statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials,
(iii) statements of future economic performance , future actions and outcome of contingencies such as legal proceedings, and (iv) statements of the assumptions underlying or relating to such statements. In this document, examples of forward-looking statements can be found under the headings 'Outlook 2008', 'Research and development update' and 'Legal issues update'.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions including interest rate and currency exchange rate fluctuations, delay or failure of development projects, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, reliance on information technology, Novo Nordisk's ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance. Please also refer to 'business strategy, opportunities and key risks' on pp 8-9 of the Annual Report 2007 expected to be available on our website (novonordisk.com) from 4 February 2008.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Bagsvaerd 31 January 2008
Board of Directors

CONTACTS FOR FURTHER INFORMATION

Media:                          Investors:
Outside North America:          Outside North America:
Mike Rulis                      Mads Veggerby Lausten
Tel (direct): (+45) 4442 3573   Tel (direct): (+45) 4443 7919
mike@novonordisk.com            mlau@novonordisk.com

                                Hans Rommer
                                Tel (direct): (+45) 4442 4765
                                hrmm@novonordisk.com

In North America:               In North America:
Sean Clements                   Christian Qvist Frandsen
Tel (direct): (+1) 609 514 8316 Tel (direct): (+1) 609 919 7937
secl@novonordisk.com            cqfr@novonordisk.com

Further information on Novo Nordisk is available on the company's internet homepage at the address: novonordisk.com

ENCL 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

                                                                                                                                 %
                                                                                                                            change
                                                                                                                                Q4
                                                                                                                              2007
                                                              2007                                    2006                      vs
                                                                                                                                Q4
                                                Q4        Q3        Q2        Q1        Q4        Q3        Q2        Q1      2006

SALES                                       10,946    10,504    10,563     9,818    10,487     9,583     9,727     8,946         4%

Gross profit                                 8,345     7,990     8,205     7,498     7,906     7,246     7,475     6,531         6%
Gross margin                                  76.2%     76.1%     77.7%     76.4%     75.4%     75.6%     76.8%     73.0%

Sales and distribution costs                 3,220     2,993     3,110     3,048     3,331     2,699     2,850     2,728        -3%
Percent of sales                              29.4%     28.5%     29.4%     31.0%     31.8%     28.2%     29.3%     30.5%

Research and development costs               3,413     1,724     1,754     1,647     1,910     1,489     1,498     1,419        79%
Hereof costs related to
discontinuation of AERx[R]*                 (1,325)
Percent of sales                              31.2%     16.4%     16.6%     16.8%     18.2%     15.5%     15.4%     15.9%
Percent of sale (excl. AERx[R])*              19.1%

Administrative expenses                        677       623       594       614       645       605       557       580         5%
Percent of sales                               6.2%      5.9%      5.6%      6.3%      6.2%      6.3%      5.7%      6.5%

Licence fees and other operating
income (net)                                    92        31        60       138        88        49        59        76         5%

OPERATING PROFIT                             1,127     2,681     2,807     2,327     2,108     2,502     2,629     1,880       -47%
Operating margin                              10.3%     25.5%     26.6%     23.7%     20.1%     26.1%     27.0%     21.0%

OPERATING PROFIT (excl. AERX[R])*            2,452                                                                              16%

Operating margin (excl. AERx[R])*             22.4%

Share of profit/(loss) in associated
companies                                        0       (57)    1,350       (60)     (112)      (30)      (58)      (60)        -
Financial income                               375       322       297       309       579       139       102       111       -35%
Financial expenses                             155        90        60       202       165        77       182       202        -6%

Profit before income taxes                   1,347     2,856     4,394     2,374     2,410     2,534     2,491     1,729       -44%

NET PROFIT                                     977     2,184     3,652     1,709     1,724     1,774     1,743     1,211       -43%

Depreciation, amortisation and
impairment losses                            1,396       586       516       509       574       600       508       460       143%
Depreciation, amortisation, etc
(excl. AERx[R])*                               526                                                                              -8%
Capital expenditure                            719       597       508       444       899       671       622       595       -20%
Cash flow from operating activities          2,498     3,500     1,438     2,551       359     3,520     1,768     2,091       596%
Free cash flow                               3,198     2,888       826     2,100      (439)    2,684       996     1,466         -

Equity                                      32,182    33,161    33,475    29,676    30,122    28,288    28,908    27,042         7%
Total assets                                47,731    48,423    48,300    44,742    44,692    43,744    43,145    41,299         7%
Equity ratio                                  67.4%     68.5%     69.3%     66.3%     67.4%     64.7%     67.0%     65.5%

Full-time employees at the end of
the period                                  25,516    25,206    24,729    24,045    23,172    23,071    22,792    22,556        10%

Basic earnings per share (in DKK)             1.56      3.46      5.75      2.69      2.72      2.77      2.70      1.87      -43%
Diluted earnings per share (in DKK)           1.55      3.43      5.71      2.68      2.70      2.76      2.69      1.86      -43%
Average number of shares outstanding
(million)**                                  624.4     632.0     635.8     635.0     634.2     640.2     645.8     647.2        -2%
Average number of shares outstanding
incl dilutive effect of options 'in
the money' (million)**                       629.6     636.4     640.2     639.4     638.4     643.6     649.0     650.4        -1%

Sales by business segments:
Modern insulins (insulin analogues)          3,911     3,568     3,464     3,065     3,122     2,701     2,678     2,324        25%
Human insulins ***                           3,116     3,098     3,222     3,136     3,519     3,306     3,301     3,325       -11%
Insulin-related sales ***                      448       445       437       419       431       391       406       378         4%
Oral antidiabetic products (OAD)               512       585       529       523       508       516       483       477         1%
DIABETES CARE TOTAL                          7,987     7,696     7,652     7,143     7,580     6,914     6,868     6,504         5%

NovoSeven[R]                                 1,519     1,427     1,508     1,411     1,470     1,393     1,507     1,265         3%
Growth hormone therapy                         925       878       924       784       897       821       882       709         3%
Hormone replacement therapy                    437       414       411       406       455       383       396       373       -4%
Other products                                  78        89        68        74        85        72        74        95       -8%
BIOPHARMACEUTICALS TOTAL                     2,959     2,808     2,911     2,675     2,907     2,669     2,859     2,442         2%

Sales by geographic segments:
Europe  ****                                 4,348     4,036     4,035     3,931     4,013     3,843     3,903     3,541         8%
North America                                3,608     3,500     3,424     3,214     3,486     3,062     2,968     2,764         3%
International Operations ****                1,776     1,870     1,953     1,696     1,690     1,539     1,648     1,617         5%
Japan & Oceania                              1,214     1,098     1,151     977       1,298     1,139     1,208     1,024        -6%

Segment operating profit:
Diabetes care                                  (75)    1,487     1,600     1,247     1,198     1,296     1,490       998         -
Diabetes care (excl. AERx[R])*               1,250                                                                               4%
Biopharmaceuticals                           1,202     1,194     1,207     1,080       910     1,206     1,139       882         32%

*) Excluding costs related to the discontinuation of AERx[R]

**) For Q4 2007 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options in the money'' are 624,376,552 and 629,555,043 respectively.

***) As from Q2 2007 sales figures for Human insulins and Insulin-related sales are presented separately. Comparative figures are adjusted accordingly.

****) Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers 8 countries, incl. Bulgaria and Romania, from International Operations to Europe.

ENCL 2: QUARTERLY NUMBERS IN EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.


                                                                                                                                 %
                                                                                                                            change
                                                                                                                                Q4
                                                                                                                              2007
                                                              2007                                    2006                      vs
                                                                                                                                Q4
                                                Q4        Q3        Q2        Q1        Q4        Q3        Q2        Q1      2006

SALES                                        1,468     1,411     1,418     1,317     1,406     1,285     1,304     1,199         4%

Gross profit                                 1,119     1,074     1,101     1,006     1,060       972     1,002       875         6%
Gross margin                                  76.2%     76.1%     77.7%     76.4%     75.4%     75.6%     76.8%     73.0%

Sales and distribution costs                   432       402       417       409       447       361       382       366       -3%
Percent of sales                              29.4%     28.5%     29.4%     31.0%     31.8%     28.2%     29.3%     30.5%

Research and development costs                 458       232       235       221       256       200       201       190        79%
-Hereof costs related to discontinuation
 of AERx[R]*                                  (178)
Percent of sales                              31.2%     16.4%     16.6%     16.8%     18.2%     15.5%     15.4%     15.9%

Percent of sales (excl. AERx[R])*             19.1%

Administrative expenses                         91        84        80        82        86        82        74        78         5%
Percent of sales                               6.2%      5.9%      5.6%      6.3%      6.2%      6.3%      5.7%      6.5%

Licence fees and other operating income (net)   12         4         8        19        11         7         8        10         5%

OPERATING PROFIT                               151       360       377       312       283       336       352       252      -47%
Operating margin                              10.3%     25.5%     26.6%     23.7%     20.1%     26.1%     27.0%     21.0%

OPERATING PROFIT (EXCL. AERX[R])*              329                                                                              16%

Operating margin (excl. AERx[R])*             22.4%

Share of profit/(loss) in associated
companies                                        0        (7)      181        (8)      (15)       (4)       (8)       (8)        -
Financial income                                49        44        40        41        78        18        14        15      -35%
Financial expenses                              21        12         8        27        22        11        24        27       -6%

Profit before income taxes                     180       384       589       319       324       339       334       232      -44%

NET PROFIT                                     131       294       490       229       231       238       234       162      -43%

Depreciation, amortisation and impairment
losses                                         188        78        70        68        77        80        68        62       143%
Depreciation, amortisation, etc
(excl AERx[R])*                                 71                                                                             -8%
Capital expenditure                             96        80        68        60       121        90        83        80      -20%
Cash flow from operating activities            335       470       193       342        48       472       237       280       596%
Free cash flow                                 430       387       111       282       (59)      360       134       196         -

Equity                                       4,316     4,449     4,498     3,983     4,040     3,793     3,875     3,624         7%
Total assets                                 6,401     6,496     6,490     6,005     5,994     5,866     5,784     5,534         7%
Equity ratio                                  67.4%     68.5%     69.3%     66.3%     67.4%     64.7%     67.0%     65.5%

Full-time employees at the end
of the period                               25,516    25,206    24,729    24,045    23,172    23,071    22,792    22,556        10%

Basic earnings per share (in EUR)             0.21      0.47      0.77      0.36      0.37      0.37      0.36      0.25       -43%
Diluted earnings per share (in EUR)           0.21      0.47      0.76      0.36      0.36      0.37      0.36      0.25       -43%
Average number of shares outstanding
(million)**                                  624.4     632.0     635.8     635.0     634.2     640.2     645.8     647.2        -2%

Average number of shares outstanding
incl Dilutive effect of options 'in the
money' (million)**                           629.6     636.4     640.2     639.4     638.4     643.6     649.0     650.4        -1%

Sales by business segments:
Modern insulins (insulin analogues)            525       479       465       411       418       363       359       311        25%
Human insulins ***                             418       416       432       421       472       443       442       446      -11%
Insulin-related sales ***                       60        60        59        56        57        53        54        51         4%
Oral Antidiabetic products (OAD)                68        79        71        70        68        69        65        64         1%
DIABETES CARE TOTAL                          1,071     1,034     1,027       958     1,015       928       920       872         5%

NovoSeven[R]                                   204       191       203       189       197       186       202       170         3%
Growth hormone therapy                         124       118       124       105       121       110       118        95         3%
Hormone replacement therapy                     59        55        56        54        61        51        53        50       -4%
Other products                                  10        12         9        10        12         9        10        13       -8%
BIOPHARMACEUTICALS TOTAL                       397       376       392       358       391       356       383       328         2%

Sales by geographic segments:
Europe****                                     583       542       542       527       538       515       523       475         8%
North America                                  484       470       460       431       467       411       398       370         3%
International operations ****                  238       251       262       228       227       206       221       217         5%
Japan & Oceania                                163       147       155       131       174       153       162       137       -6%

Segment operating profit:
Diabetes care                                  (10)      200       215       167       161       173       200       134         -
Diabetes care (excl. AERx[R])*                 168                                                                               4%
Biopharma ceuticals                            162       160       162       145       122       162       153       118        32%

*) Excluding costs related to the discontinuation of AERx[R]

**) For Q4 2007 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options in the money'' are 624,376,552 and 629,555,043 respectively.

***) As from Q2 2007 sales figures for Human insulins and Insulin-related sales are presented separately. Comparative figures are adjusted accordingly.

****) Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers 8 countries, incl. Bulgaria and Romania, from International Operations to Europe.

ENCL 3: INCOME STATEMENT

                                                                   12M       12M
DKK million                                                       2007      2006


Sales                                                           41,831    38,743
Cost of goods sold                                               9,793     9,585
GROSS PROFIT                                                    32,038    29,158

Sales and distribution costs                                    12,371    11,608
Research and development costs                                   8,538     6,316
- Hereof costs related to discontinuation of AERx[R]            (1,325)        -
Administrative expenses                                          2,508     2,387
Licence fees and other operating income (net)                      321       272
OPERATING PROFIT                                                 8,942     9,119
OPERATING PROFIT
(EXCL. COSTS RELATED TO DISCONTINUATION OF AERX[R])             10,267         -

Share of profit/(loss) in associated companies                   1,233      (260)
Financial income                                                 1,303       931
Financial expenses                                                 507       626
PROFIT BEFORE INCOME TAXES                                      10,971     9,164

Income taxes                                                     2,449     2,712
NET PROFIT                                                       8,522     6,452


BASIC EARNINGS PER SHARE (DKK)                                   13.49     10.05
DILUTED EARNINGS PER SHARE (DKK)                                 13.39     10.00


SEGMENT SALES:
   Diabetes care                                                30,478    27,866
   Biopharmaceuticals                                           11,353    10,877

SEGMENT OPERATING PROFIT:
   Diabetes care                                                 4,259     4,982
    Operating margin                                              14.0%     17.9%
   Diabetes care (excl. AERx[R])*                                5,584         -
   Operating margin (excl. AERx[R])*                              18.3%        -

   Biopharmaceuticals                                            4,683     4,137
    Operating margin                                              41.2%     38.0%

*) Excluding costs related to the discontinuation of AERx[R]

ENCL 4: BALANCE SHEET


DKK million                                      31 Dec 2007        31 Dec 2006

ASSETS

Intangible assets                                        671                 639
Property, plant and
equipment                                             19,605              20,350
Investments in associated
companies                                                500                 788
Deferred income tax assets                             2,522               1,911
Other financial assets                                   131                 169
TOTAL LONG-TERM ASSETS                                23,429              23,857

Inventories                                            9,020               8,400
Trade receivables                                      6,092               5,163
Tax receivables                                          319                 385
Other receivables                                      1,493               1,784
Marketable securities and
financial derivatives                                  2,555               1,833
Cash at bank and in hand                               4,823               3,270
TOTAL CURRENT ASSETS                                  24,302              20,835

TOTAL ASSETS                                          47,731              44,692


EQUITY AND LIABILITIES

Share capital                                            647                 674
Treasury shares                                         (26)                (39)
Retained earnings                                     30,661              28,810
Other comprehensive
income                                                   900                 677
TOTAL EQUITY                                          32,182              30,122

Long-term debt                                           961               1,174
Deferred income tax
liabilities                                            2,346               1,998
Provision for pensions                                   362                 330
Other provisions                                       1,239                 911
TOTAL LONG-TERM LIABILITIES                            4,908               4,413

Short-term debt and financial
derivatives                                              405                 338
Trade payables                                         1,947               1,712
Tax payables                                             929                 788
Other liabilities                                      4,959               4,863
Other provisions                                       2,401               2,456
TOTAL CURRENT LIABILITIES                             10,641              10,157

TOTAL LIABILITIES                                     15,549              14,570

TOTAL EQUITY AND LIABILITIES                          47,731              44,692

ENCL 5: CASH FLOW STATEMENT

DKK million                                             2007                2006

NET PROFIT                                             8,522               6,452

Adjustment for non-cash items:
Income taxes                                           2,449               2,712
Depreciation, amortisation and impairment losses       3,007               2,142
Interest income and interest expenses                    (16)                (73)
Other adjustment for non-cash items                     (309)                959
Income taxes paid                                     (2,607)             (3,514)
Interest received and interest paid (net)                (29)                 95
CASH FLOW BEFORE CHANGE IN WORKING CAPITAL            11,017               8,773

CHANGE IN WORKING CAPITAL:
(Increase)/decrease in trade receivables and
other receivables                                       (702)               (804)
(Increase)/decrease in inventories                      (617)               (686)
Increase/(decrease) in trade payables and
other liabilities                                        289                 455
CASH FLOW FROM OPERATING ACTIVITIES                    9,987               7,738

INVESTMENTS:
Acquisition of subsidiaries and business units           (59)                  -
Sale of intangible assets and long-term
financial assets                                           -                 175
Purchase of intangible assets and long-term
financial assets                                        (118)               (419)
Sale of property, plant and equipment                     40                 111
Purchase of property, plant and equipment             (2,308)             (2,898)
Net change in marketable
Securities (maturity exceeding three months)            (541)                514
Dividend received                                      1,470                   -
NET CASH USED IN INVESTING ACTIVITIES                 (1,516)             (2,517)

FINANCING:
New long-term debt                                         -                   -
Repayment of long-term debt                              (18)                (23)
Purchase of treasury shares                           (4,835)             (3,000)
Sale of treasury shares                                  241                 210
Dividends paid                                        (2,221)             (1,945)
CASH FLOW FROM FINANCING ACTIVITIES                   (6,833)             (4,758)

NET CASH FLOW                                          1,638                 463

Unrealised gain/(loss) on exchange rates
and marketable securities included in cash
and cash equivalents                                      (6)                 39
NET CHANGE IN CASH AND CASH EQUIVALENTS                1,632                 502

Cash and cash equivalents at the beginning
of the year                                            2,985               2,483
CASH AND CASH EQUIVALENTS AT THE
END OF THE YEAR                                        4,617               2,985

Bonds with original term to maturity
exceeding three months                                 1,486               1,001
Undrawn committed credit facilities                    7,457               7,456
FINANCIAL RESOURCES AT THE END OF THE YEAR            13,560              11,442

Cash flow from operating activities                    9,987               7,738
+  Net cash used in investing activities              (1,516)             (2,517)
-  Net change in marketable securities
   (maturity exceeding three months)                    (541)                514
FREE CASH FLOW                                         9,012               4,707

ENCL 6: STATEMENT OF CHANGES IN EQUITY


                                                                                   Other comprehensive income
                                                                             Exchange       Deferred
                                   Share       Treasury       Retained           rate   gain/loss on          Other
DKK million                      capital         shares       earnings    adjustments    cash hedges    adjustments          TOTAL

2007

Balance at the beginning
of the year                          674            (39)        28,810            156            420            101         30,122
Exchange rate adjustment of
investments in subsidiaries                                                        53                                           53
Deferred (gain)/loss on cash flow
hedges at the beginning of the
year recognised in the Income
statement for the year                                                           (420)                                        (420)
Deferred gain/(loss) on cash
flow hedges at the end of the
year                                                                              691                                          691
Fair value Adjustments on
financial assets available
for sale                                                                                                         12             12
Novo Nordisk share of equity
recognised by associated
companies                                                                                                       (41)           (41)
Tax on equity adjustments                                                                                       (93)           (93)
Other adjustments                                                                                                21             21
Net income Recognised directly
in equity for the year                 -              -              -             53            271           (101)           223
Net profit for the year                                          8,522                                                       8,522
Total income for the year              -              -          8,522             53            271           (101)         8,745
Share-based payment                  130                                                                                       130
Purchase of treasury shares          (16)        (4,819)                                                                    (4,835)
Sale of treasury shares                2            239                                                                        241
Reduction of the B share capital     (27)            27                                                                          -
Dividends                                        (2,221)                                                                    (2,221)
BALANCE AT THE END OF THE YEAR       647            (26)        30,661            209            691              -         32,182

At the end of the year proposed dividends (not yet declared) of DKK 2,795 million are included in Retained earnings. No dividend is declared on treasury shares.


                                                                                   Other comprehensive income
                                                                             Exchange       Deferred
                                   Share       Treasury       Retained           rate   gain/loss on          Other
DKK million                      capital         shares       earnings    adjustments    cash hedges    adjustments          TOTAL

2006

Balance at the beginning of
the year                             709            (61)        26,962            142           (345)           227         27,634
Exchange rate adjustment of
investments in subsidiaries                                                                       14                            14
Deferred (gain)/loss on cash
flow hedges at the beginning
of the year recognised in the
Income statement for the year                                                                                   345            345
Deferred gain/(loss) on cash
flow hedges at the end of the
year                                                                                             420                           420
Fair value adjustments on
financial assets available
for sale                                                                                                        (27)           (27)
Novo Nordisk share of equity
recognised by associated
companies                                                                                                        36             36
Tax on equity adjustments                                                                                      (129)          (129)
Other adjustments                      5                                                                         (6)            (1)
Net income recognised directly
in equity for the year                 -              -              5             14            765           (126)           658
Net profit for the year                                          6,452                                                       6,452
Total income for the year              -              -          6,457             14            765           (126)         7,110
Share-based payment                                                113                                                         113
Purchase of treasury
shares                               (15)        (2,985)                                                                    (3,000)
Sale of treasury shares                2            208                                                                        210
Reduction of the B share
capital                              (35)            35                                                                          -
Dividends                                        (1,945)                                                                    (1,945)
BALANCE AT THE END OF THE YEAR       674            (39)        28,810            156            420            101         30,122

At the end of the year proposed dividends (declared in 2007) of DKK 2,221 million are included in Retained earnings. No dividend is declared on treasury shares.


Stock Exchange Announcement no 3/2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 5, 2008                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer